Exhibit 99.1

July 2020

Dear Brookfield Renewable Partners L.P. (“BEP” or “Brookfield Renewable”) unitholders:

We are pleased to inform you that on July 30, 2020, we will have completed the creation of Brookfield Renewable Corporation (“BEPC”). From an economic and accounting perspective, the special distribution is analogous to a unit split as the special distribution does not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the number of units/shares outstanding.

The class A exchangeable subordinate voting shares (each, a “BEPC exchangeable share”) of BEPC that you will receive are structured with the intention of being economically equivalent to the non-voting limited partnership units of BEP (the “BEP units”). The BEPC exchangeable shares will be structured with the intention of being economically equivalent to BEP units, including identical distributions, and each BEPC exchangeable share will be exchangeable at the option of the holder for one BEP unit at any time. The BEPC exchangeable shares will provide investors with the equivalent economic exposure to BEP but through a traditional corporate structure.

The timing of the special distribution will help facilitate the pending merger of TerraForm Power, Inc. (“TerraForm Power”) into BEP (the “TERP acquisition”), which is expected to close on or about July 31, 20201, as TerraForm Power stockholders are being offered the right to receive BEPC exchangeable shares as consideration in the TERP acquisition. Stockholders of TerraForm Power will not participate in the special distribution.

Objectives of BEPC

BEPC exchangeable shares will provide investors greater flexibility to invest in Brookfield Renewable, which positions us well to continue attracting new investors to our high-quality globally diversified renewable power portfolio.

Creating BEPC is intended to achieve the following objectives, among others:

•

Provide investors with a tax reporting framework that may be favored by investors in some jurisdictions over the tax reporting framework provided by an investment in BEP, which we believe will attract new investors who will benefit from investing in our business;

•	Create a company that we expect to be eligible for inclusion in several indices, which may be attractive to certain investors; and

•	Provide the Brookfield Renewable group with a greater securityholder base, thereby creating enhanced liquidity for the Brookfield Renewable group’s securityholders.

BEPC exchangeable shares

On July 30, 2020, you will receive one (1) BEPC exchangeable share for every four (4) BEP units held, or 0.25 BEPC exchangeable shares for each BEP unit. You will receive a cash payment in lieu of any fractional interests in BEPC exchangeable shares. We will use the volume-weighted average of the trading price of

[1]	The TERP acquisition remains subject to the approval of a majority of TerraForm Power stockholders not affiliated with BEP.

the BEPC exchangeable shares for the five trading days immediately following the special distribution to determine the value of BEPC exchangeable shares for the purpose of calculating the cash payable in lieu of any fractional interests.

Dividends

Holders of the BEPC exchangeable shares are entitled to dividends as and when they are declared by the Board of Directors of BEPC. It is anticipated that BEPC’s dividend policy will be to declare and pay dividends on the BEPC exchangeable shares at the same time and in the same amount per BEPC exchangeable share as distributions are declared and paid on a BEP unit. Regarding distributions on the BEP units and dividends on the BEPC exchangeable shares, holders of BEP units and BEPC exchangeable shares should note the following:

•

Following completion of the special distribution and subject to Board approval, the regular quarterly distribution received on BEP units and BEPC exchangeable shares going forward will be $0.4340 per BEP unit/BEPC exchangeable share. As a result, the aggregate distribution received by a holder on its BEP units and BEPC exchangeable shares (assuming the securities are retained) will be the same as the holder would have received if the special distribution had not occurred.

•	BEPC anticipates that its first quarterly dividend of $0.4340 will be paid on September 30, 2020 to holders of record as of August 31, 2020, subject to BEPC Board approval.

Trading of BEPC and BEP

We have been conditionally approved to list the BEPC exchangeable shares on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BEPC”. Listing of the BEPC exchangeable shares on the NYSE and the TSX is subject to BEPC fulfilling all of its requirements.

The NYSE and the TSX will both implement “when-issued” and “due bill” trading commencing July 24, 2020 and ending at the close of business on July 29, 2020. During this time period, these designations will impact how our securities trade on both exchanges. Investors should be aware of the following features:

•

Trades in “BEP” and “BEP.UN” on the NYSE and TSX, respectively, will include BEP units and the entitlement to receive the BEPC exchangeable shares on July 30, 2020 (i.e., should trade on a pre-split basis). This is referred to in the enclosed prospectus as “due bill” trading.

•

Trades in “BEPC WI” and “BEPC” on the NYSE and TSX, respectively, will include only the entitlement to receive the BEPC exchangeable shares (i.e., should trade on a split-adjusted basis), allowing a holder to buy and sell the BEPC exchangeable shares. Accordingly, trades in “BEPC WI” or “BEPC” on or after July 24, 2020 allow a person to trade the entitlement to receive the BEPC exchangeable shares without trading any BEP units he or she may hold. This is referred to in the enclosed prospectus as “when-issued” trading. We expect “when-issued” trades of BEPC exchangeable shares to settle two (2) business days after completion of the special distribution.

•

Trades in “BEP WI” and “BEP.W” on the NYSE and TSX, respectively, will include BEP units only (i.e., should trade on a split-adjusted basis), allowing a holder to sell BEP units post-split without concurrently selling the entitlement to receive the BEPC exchangeable shares on July 30, 2020). This is referred to in the enclosed prospectus as “ex-distribution” trading. Accordingly, trades in

“BEP WI” or “BEP W” on or after July 24, 2020 allow a person to trade BEP units without trading any right to receive any BEPC exchangeable shares pursuant to the special distribution.

Beginning on July 30, 2020, BEPC and BEP will trade under their respective symbols on both exchanges.

No Action is Required from You

•	You do not have to do anything to receive BEPC exchangeable shares — this will occur automatically.

•	You will not be required to pay for the new BEPC exchangeable shares or to surrender any BEP units.

•

An account statement reflecting your ownership of the BEPC exchangeable shares will be mailed to you, or your brokerage account will be credited for the BEPC exchangeable shares on or about July 30, 2020.

•	Any fractional BEPC exchangeable shares will be settled in cash.

* * *

We encourage you to read the enclosed prospectus, which describes the special distribution in detail and contains important business, tax and financial information.

We look forward to your continued support as a unitholder of BEP and a shareholder of BEPC. We remain committed to working on your behalf to continue to build long-term value for your investment.

Yours very truly,

/s/ Sachin Shah

Sachin Shah

Chief Executive Officer

Brookfield Renewable Partners L.P.